Exhibit 99.3

Gammon Lake Resources Inc.
Consolidated Financial Statements

December 31, 2006, December 31, 2005 and July 31, 2005
(In Canadian Dollars unless otherwise stated)

KPMG LLP
Chartered Accountants
Suite 1500 Purdy's Wharf Tower I	Telephone (902) 492-6000
1959 Upper Water Street	Telefax (902) 429-1307
Halifax NS B3J 3N2	www.kpmg.ca
Canada

AUDITORS' REPORT

To the Shareholders of Gammon Lake Resources Inc.,

We have audited the consolidated balance sheets of Gammon Lake Resources Inc. ("the Company") as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2006, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the five month period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in their report, dated September 10, 2005.

/s/ KPMG LLP
Chartered Accountants

Halifax, Canada
April 2, 2007

Auditors' Report

To the Shareholders of
Gammon Lake Resources Inc.

We have audited the consolidated balance sheet of Gammon Lake Resources Inc. as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these statements present fairly, in all material respects, the financial position of the Company as at July 31, 2005 and the results of its operations and cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Halifax, Nova Scotia, Canada	/s/ Grant Thornton LLP
September 10, 2005	Chartered Accountants

Gammon Lake Resources Inc.
Contents

Page

Consolidated Balance Sheets	2

Consolidated Statements of Operations and Deficit	3

Consolidated Statement of Cash Flows	4

Notes to the Consolidated Financial Statements	5-31

Gammon Lake Resources Inc.
Consolidated Balance Sheets

	December 31	December 31	July 31
	2006	2005	2005

Assets
Current
Cash and cash equivalents	$3,427,063	$6,701,543	$35,400,349
Restricted cash	1,320,752	-	-
Receivables
Commodity taxes	14,036,491	9,558,654	5,332,406
Trade / other	3,506,646	2,747,728	129,772
Inventories:
Supplies	9,525,376	2,056,963	-
Ore stockpiles	5,628,522	-	-
Ore in process	38,773,078	-	-
Prepaids and deposits	903,716	289,736	947,344
Due from related companies	-	626,228	229,700
	77,121,644	21,980,852	42,039,571

Deposits on capital equipment	1,223,154	1,762,696	9,138,768
Long term investment (Note 4)	-	10,632,000	10,422,000
Deferred compensation	997,571	-	-
Long term ore inventory in stockpile	2,380,888	-	-
Mining interests and capital assets (Note 5)	628,592,613	224,579,967	148,748,539
Goodwill	124,925,668	-	-

	$835,241,538	$258,955,515	$210,348,878

Liabilities
Current
Payables and accruals	$35,950,905	$10,552,274	$3,609,306
Current portion of long-term debt and capital leases	78,065,578	24,935,455	-
	114,016,483	35,487,729	3,609,306

Long term debt and capital leases (Note 6)	74,126,093	21,203,828	8,581,300
Employee future benefits (Note 8)	3,757,638	276,126	213,738
Future income taxes (Note 9)	82,149,543	7,336,000	8,121,000
	274,049,757	64,303,683	20,525,344
Shareholders' Equity
Capital stock (Note 10)	551,067,338	218,974,423	204,065,585
Contributed surplus (Note 10)	83,394,693	20,255,279	18,728,309
Deficit	(73,270,250)	(44,577,870)	(32,970,360)
	561,191,781	194,651,832	189,823,534

	$835,241,538	$258,955,515	$210,348,878

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 7)
Subsequent events (Note 17)

On behalf of the Board:   "Fred George"        Director         "Brad Langille"        Director

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Operations and Deficit

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Revenues from mining operations	$72,824,863	$-	$-

Expenses
Production costs excluding
amortization & depletion	$43,017,011	$-	$-
Refining costs	595,882	-	-
General and administrative	32,024,366	12,614,847	20,131,038
Amortization and depletion	21,264,785	212,755	175,345

	96,902,044	12,827,602	20,306,383

Loss before other items	(24,077,181)	(12,827,602)	(20,306,383)

Interest on long term debt	$(5,977,943)	$(242,845)	$-
Foreign exchange (loss)/gain	(1,697,560)	672,524	312,172
Gain/(loss) on equity investment	571,062	210,000	(1,226,000)
Interest and sundry	890,192	201,413	1,423,576
	(6,214,249)	841,092	509,748

Loss before income taxes	$(30,291,430)	$(11,986,510)	$(19,796,635)

Future income tax recovery (Note 9)	(1,599,050)	(379,000)	(421,040)

Net loss	$(28,692,380)	$(11,607,510)	$(19,375,595)

Loss per share (Note 11)	$(0.33)	$(0.16)	$(0.29)

Deficit, beginning of period	$(44,577,870)	$(32,970,360)	$(13,594,765)

Net loss	(28,692,380)	(11,607,510)	(19,375,595)

Deficit, end of period	$(73,270,250)	$(44,577,870)	$(32,970,360)

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Consolidated Statements of Cash Flows

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Cashflows from (used in) operating activities
Net loss	$ (28,692,380)	$(11,607,510)	$(19,375,595)
Amortization and depletion	21,264,785	603,245	537,540
Unrealized foreign exchange gain	(2,267,313)	(675,791)	(876,706)
Stock option expense	17,879,591	6,598,970	13,974,680
Employee future benefits	445,022	62,388	-
Future income tax recovery	(1,599,050)	(379,000)	(421,040)
Accrued interest on long term debt	916,415	190,139	-
(Gain)/loss on long term
equity investment	(571,062)	(210,000)	1,226,000
Change in non-cash operating
working capital (Note 14)	(29,846,797)	1,424,409	(4,040,163)

	(22,470,789)	(3,993,150)	(8,975,284)

Cashflows from (used in) investing activities
Acquisition of Investment (Note 3)	(7,375,000)	-	-
Cash acquired on acquisition of Mexgold (Note 3)	23,761,336	-	-
Advances (to) from related companies	626,228	(396,528)	155,001
Decrease/(Increase) in deposits on capital
equipment	539,542	7,376,072	(8,962,503)
Expenditures on mining interests and related
deferred costs and acquisition
of capital assets	(120,409,276)	(73,623,829)	(66,043,615)
	(102,857,170)	(66,644,285)	(74,851,117)

Cashflows from (used in) financing activities
Repayment of capital lease obligation	(2,167,709)	(150,209)	-
Proceeds from long-term debt	93,869,892	34,977,000	-
Repayment from related company advances	12,949,432	-	-
Net proceeds from issuance of capital stock	-	-	103,931,580
Proceeds from exercise of options and warrants	18,722,616	7,111,838	2,274,230
	123,374,231	41,938,629	106,205,810
Net (decrease)/increase in cash and
cash equivalents	(1,953,728)	(28,698,806)	22,379,409

Cash and cash equivalents
Beginning of period	6,701,543	35,400,349	13,020,940

End of period	$ 4,747,815	$6,701,543	$35,400,349

See accompanying notes to the consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements

For the year ended December 31, 2006, the five month period ended December 31, 2005 and the year ended July 31, 2005

1. Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the "Company") is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange (TSX:GAM) and the American Stock Exchange (AMEX:GRS). These financial statements are prepared in Canadian dollars unless otherwise stated.

In 2005, the Company changed its year-end from July 31 to December 31. The reason for the change of yearend was to make the reporting period of the Company consistent with other emerging precious metal producing issuers.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The future of the Company is dependent on the successful operation of the mine and mill at its Ocampo and El Cubo operations.

The Company has substantially completed construction activities at the Ocampo Mine. The Company has been crushing ore since January 3, 2006 and produced its first dore bar on February 1, 2006. The Company has completed all the necessary construction to run its crushing facilities, mill and heap leach pad. The Company reached commercial production in January, 2007. During 2006, the Company has been recognizing revenue from the sale of dore bars and has expensed costs related to the production of gold and silver.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

Basis of presentation

The accompanying consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.'s financial position as at December 31, 2006 as well as its operations and cash flows for the year ended December 31, 2006, the five month period ended December 31, 2005 and the year ended July 31, 2005.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Gammon Lake Resources (NS) Incorporated, Gammon Lake de Mexico S.A. de C.V., Gammon Lake Resources (USA) Inc. and Gammon Lake Resources (Barbados) Inc. On August 8, 2006, the Company acquired all of the issued and outstanding shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). These consolidated financial statements also include the accounts of Mexgold Resources Inc, and its subsidiaries Compania Minera El Cubo, S.A. de C.V., and Metales Interamericanos, S.A. de C.V., and incorporates the results of operations of these subsidiaries from August 8, 2006.

All significant inter-company balances and transactions have been eliminated on consolidation.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

2. Summary of significant accounting policies (continued)

Asset retirement obligations

The Company recognizes the fair value of estimated asset retirement obligations on the balance sheet when a reasonable estimate of fair value can be made. The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company is required to record the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for the amount. These asset retirement costs will be amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements. The Company has not incurred any asset retirement obligations.

Use of estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates utilized in impairment calculations, depletion and amortization calculations; estimates of recoverable gold and other minerals in stockpile and leach pad inventories; estimates of fair value for certain reporting units and asset impairment; write-downs of inventory to net realizable value; post employment, post retirement and other employee future benefits; valuation allowances for future income tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents

The Company considers deposits in banks, certificates of deposits and short-term investments with original maturities of three months or less from the acquisition date as cash and cash equivalents.

Long term investment

Prior to the acquisition of Mexgold Resources Inc. (Note 3), the Company accounted for its investment using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company's share of earnings or losses of the investee company and reduced by dividends received.

Mineral properties and related deferred costs

Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded, do not necessarily reflect present or future values.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

2. Summary of significant accounting policies (continued)

The recoverability of the book value of each property is assessed annually for indicators of impairment such as adverse changes to any of the following:

- estimated recoverable ounces of gold
- estimated future commodity prices
- estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value is recorded when the expected future cash flow is less than the net book value of the property.

Supplies Inventory, Ore Stockpiles and Ore in Process

Supplies Inventory

Supplies inventory consists of mining supplies and consumables used in the operations of the mines and is valued at the lower of average cost or net realizable value.

Ore Stockpiles

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of containing ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations, and removed at the average cost per recoverable unit.

Ore in Process

The recovery of gold and silver is achieved through a milling and heap leaching process. Under the heap leaching process, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold and silver contained in the ore. The resulting "pregnant" solution is further processed in a plant where the gold and silver is recovered. Costs are added to ore on leach pads and in the mill based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads and in the mill as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad and in the mill.

Capital assets and amortization

Capital assets are recorded at cost. Amortization is calculated on the straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	3-4 years
Exploration equipment	5-10 years
Furniture and fixtures	5-10 years
Processing plant	8-9 years
Development equipment	8-9 years
Vehicles	4 years
Buildings	20 years

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

2. Summary of significant accounting policies (continued) Impairment of long lived assets

An impairment loss will be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. The Company has determined there is no impact on its results of operations and financial position.

Revenue recognition

Revenue is recognized when: (i) persuasive evidence that a sales arrangement exists; (ii) the risks and rewards of ownership pass to the purchaser including delivery of the product; (iii) the selling price is fixed or determinable, and (iv) collectibility is reasonably assured.

Sale of the dore bars are recorded at the time of shipping to the third-party refinery. Sales are recorded at estimated values by the Company, and are further adjusted based upon final quality assessment and quotations.

Stock based compensation

The Company uses the fair value method of accounting for employee stock-based compensation and other stock-based payments made in exchange for goods and services. All awards made to employees and non-employees are measured and recorded in the financial statements at fair value. The Company's stock option plan is described in Note 10.

Foreign currency transactions

Foreign monetary assets and liabilities and foreign integrated operations are denominated in foreign currencies, and are translated to Canadian dollars at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses in operations are recognized in the period in which they occur.

Income taxes

Income taxes are calculated using the asset and liability method. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on the difference between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantively enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per common share, when applicable, considers the potential exercise of outstanding options and warrants using the treasury stock method. This method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market price for the periods.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

2. Summary of significant accounting policies (continued) Goodwill

The Company allocates goodwill arising from business combinations to reporting units acquired by preparing estimates of the fair value of the entire reporting unit and comparing this amount to the fair value of assets and liabilities (including intangibles) in the reporting unit. The difference represents the amount of goodwill allocated to each reporting unit. Based on an independent valuation, the Company calculated the amount of goodwill arising on the Mexgold Resources acquisition, identified the reporting units and allocated goodwill to those reporting units.

The Company will test goodwill for impairment annually. This process will be performed in accordance with the recent accounting pronouncement relating to "Mining Assets – Impairment and Business Combination" (Emerging Issue Committee Abstract 152). This impairment assessment will involve estimating the fair value of each reporting unit that includes goodwill. The Company will compare this fair value to the total carrying amount of each reporting unit (including goodwill). If the fair value exceeds this carrying amount, then the Company will estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit. The difference will represent the fair value of goodwill, and if necessary, the Company will reduce the carrying amount of goodwill to this fair value.

Recent accounting pronouncements

i) Financial Instruments – Recognition and Measurement, Section 3855

In 2005 the CICA issued Section 3855, Financial Instruments, Recognition and Measurement. This section establishes for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The following four fundamental decisions serve as cornerstones underlying this Section:

1) financial instruments and non-financial derivatives represent rights or obligations that meet the definition of assets or liabilities and should be reported in the financial statements;

2) the fair value is the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments;

3) only items that are assets or liabilities should be reported as such in financial statements; and

4) special accounting for items designated as being part of a hedging relationship should be provided only for qualifying items.

The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's financial position and results of operation.

During 2005, the CICA also issued Section 3861, Financial Instruments – Disclosure and Presentation. This section establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. The presentation paragraphs deal with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset. The disclosure paragraphs deal with information about factors that affect the amount, timing and certainty of an entity's future cash flows relating to financial instruments, the business purposes they serve, the risks associated with them and management's policies for controlling these risks. This Section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Management does not expect the adoption of this standard to have a material effect on the Company's consolidated financial position and results of operations.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

2. Summary of significant accounting policies (continued)

ii) Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline 13 (AcG-13) "Hedging Relationships" and Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

iii) Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income represents a change in shareholders' equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative investments, and foreign currency gains and losses related to self-sustaining foreign operations. The Company does not believe that it will have any comprehensive income when it adopts this standard commencing January 1, 2007.

3. Business combinations

Acquisition of Mexgold Resources Inc.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. ("Mexgold") by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder, and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share and each Mexgold warrant. Holders of Mexgold options received Gammon Lake options to purchase a proportionate number of Gammon Lake common shares. Gammon Lake Resources Inc. issued 21,838,033 common shares and will issue up to an aggregate of 5,498,897 common shares to the holders of Mexgold common share and option holders upon exercise, respectively. Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares, options and warrants.

Accounting for the Mexgold Resources Acquisition

The Mexgold Resources Inc. acquisition has been accounted for as a purchase business combination, with Gammon Lake Resources Inc. as the accounting acquirer. Gammon Lake Resources Inc. acquired Mexgold Resources Inc. on August 8, 2006, with the results of operations of Mexgold Resources Inc. consolidated from August 8, 2006 onwards. The purchase cost was $387 million and was funded through the issuance of Gammon Lake common shares and options to acquire common shares.

The measurement price of $14.13 per common share for the purchase consideration represents the average of the closing price 2 days before and 2 days after of the Company's common shares at August 8, 2006. The fair value of the stock options and warrants outstanding under the Mexgold stock option plan has been recorded using the weighted average strike price and expiration.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

3. Business combinations (continued)

In accordance with the purchase method of accounting, the purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. Gammon Lake determined the fair values based on independent appraisals, discounted cash flows, quoted market prices, and estimates made by management. Gammon Lake recorded the excess of purchase cost over the net identifiable tangible and intangible assets acquired as goodwill which has been allocated to reporting units. This process was performed in accordance with recent accounting pronouncements relating to "Mining Assets and Business Combinations" (CICA Emerging Issues Committee Abstract 152). The amount allocated to goodwill is not deductible for tax purposes.

An independent valuation of the significant assets acquired was completed in March 2007, supporting management's allocation of the purchase consideration.

The following table sets the final allocation of the purchase cost to assets and liabilities acquired, based on fair valuations.

Purchase Price Allocation

Cash and cash equivalents	$22,534,836
Restricted funds	1,226,500
Other working capital, net	15,594,978
Deferred stock based compensation	5,428,375
Capital assets	22,400,000
Mining interests	279,543,087
Goodwill	124,925,668
Long term debt	(5,021,186)
Employee future benefits	(3,041,022)
Future income taxes	(76,611,460)

Net assets acquired, at fair value	$386,979,776

Consideration

Common shares representing the shares of Mexgold not already owned	$308,571,406
Stock options and warrants	57,200,050
Transaction costs	3,012,320
Investment in Mexgold previously owned	18,196,000

Total consideration provided	$386,979,776

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

4. Long term investment

In 2005, the Company held 10,900,000 shares of Mexgold Resources Inc. In February, 2006, the Company acquired an additional 2,950,000 shares of Mexgold Resources Inc., representing in total a 23% interest in the issued and outstanding shares of Mexgold Resources Inc. On August 8, 2006, the Company acquired all of the remaining issued and outstanding common shares and options of Mexgold Resources Inc. thereby acquiring 100% ownership (Note 3).

	December 31	December 31	July 31
	2006	2005	2005

Investment in Mexgold Resources Inc.	$12,300,000	$12,300,000	$12,300,000
Cumulative equity share of income/(losses) in
Mexgold Resources Inc.	(1,479,000)	(1,668,000)	(1,878,000)
Additional investment in Mexgold Resources Inc.	7,375,000	-	-
Acquisition of Mexgold Resources Inc.	(18,196,000)	-	-

	$-	$10,632,000	$10,422,000

5. Mining interests & Capital assets

	December 31, 2006			December 31, 2005

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Mining properties	449,060,910	19,355,412	429,705,498	150,193,940	-	150,193,940
Equipment under capital lease	11,233,450	656,512	10,576,938	4,116,614	-	4,116,614
Plant and equipment	213,119,708	24,809,531	188,310,177	71,640,793	1,371,380	70,269,413

	$673,414,068	$ 44,821,455	$ 628,592,613	$ 225,951,347	$ 1,371,380	$ 224,579,967

					July 31, 2005

					Accumulated	Net Book
				Cost	Amortization	Value

Mining properties				115,997,985	-	115,997,985
Equipment under capital lease				-	-	-
Plant and equipment				33,518,941	768,387	32,750,554

				$ 149,516,926	$ 768,387	$148,748,539

The carrying value of mineral properties represents the accumulated costs to date for the acquisition of and exploration and development costs incurred by the Company on its producing mineral properties located in Ocampo and El Cubo, Mexico. Amortization of tangible capital assets does not commence until they are available at the mine site or in use. Depletion of the mineral properties commenced when the Company began production and are depleted using the unit of production method based on estimated proven and probable reserves.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

6. Obligations under capital lease and long-term debt

Consolidated long-term debt and capital leases:

		December 31	December 31	July 31
		2006	2005	2005

a) Total lease payments ending December, 2009		$6,289,876	$2,693,418	$-
b) Other		74,599	117,426	-
c) Soyopa loan		7,848,996	8,161,300	8,581,300
d) Revolving credit facility		133,717,694	35,167,139	-
e) Mining Development Trust Loan		4,078,554	-	-
f) Nacional Financiera SNC		40,463	-	-
g) Nacional Financiera SNC		141,489	-	-

		152,191,671	46,139,283	8,581,300

Less: Current portion		78,065,578	24,935,455	-

		$74,126,093	$21,203,828	$8,581,300

The estimated future minimum lease and debt payments under all facilities are as follows:

2007	$78,065,578
2008	$50,029,639
2009	$24,096,454

		December 31	December 31	July 31
		2006	2005	2005

a) Total lease payments		$6,883,878	$2,961,933	$-

Less: Interest on lease		594,002	268,515	-

Present value of lease payments		6,289,876	2,693,418	-

Less: Current portion		2,594,905	816,793	-

		$3,694,971	$1,876,625	$-

The Company is obligated under capital leases for mobile equipment. All capital leases agreements provide that the Company can purchase the leased equipment at the end of the lease term for a nominal amount. Interest payable on the various leases range from LIBOR + 2.50% to LIBOR + 2.75%. The estimated future minimum lease payments under the lease are as follows:

2007      $ 2,594,905
2008      $ 2,580,823
2009      $ 1,114,148

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

6. Obligations under capital lease and long-term debt (continued)

	December 31	December 31	July 31
	2006	2005	2005

b) Total lease payments	$79,978	$129,383	$-

Less: Interest on lease	5,379	11,957	-

Present value of lease payments	74,599	117,426	-

Less: Current portion	42,929	42,827	-

	$31,670	$74,599	$-

The Company is obligated under capital leases for computer hardware and software for terms ranging from two to three years. All capital lease agreements provide that the Company can purchase the leased equipment for a nominal amount at the end of the leased term. The estimated future minimum lease payments under the lease are as follows:

2007      $ 42,929
2008      $ 31,670

	December 31	December 31	July 31
	2006	2005	2005
c) Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date.	$7,848,996	$8,161,300	$8,581,300

Less: Current portion	$7,848,996	$4,080,650	-

	$-	$4,080,650	$8,581,300

The long term debt payable to Soyopa is non-interest bearing and has been recorded at fair value with terms of repayment as follows:

i.) US $3,500,000 on or before February 16, 2007;

ii.) US $3,500,000 on or before November 23, 2007;

iii.) In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.) In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

On February 16, 2007, the Company repaid US$3,500,000 of the Soyopa loan included in long-term debt in accordance with the terms.

The long term debt is secured by a first charge over certain mineral properties. The estimated future minimum debt payment under the facility is as follows:

2007       $ 7,848,996

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

6. Obligations under capital lease and long-term debt (continued)

	December 31	December 31	July 31
	2006	2005	2005

d) Revolving and non-revolving credit facility	$132,611,140	$34,977,000	$-

Add: Accrued interest	1,106,554	190,139	-

	133,717,694	35,167,139	-

Less: Current portion	65,418,166	20,185,324	-

	$68,299,528	$14,981,815	$-

On October 14, 2005 and May 19, 2006, the Company secured a credit facility with Scotia Capital Inc and Societe Generale. The facility is secured and consists of a two-year revolving facility of US $32,500,000, and a three year non-revolving facility of US $87,500,000. Interest is payable at Prime Rate plus 1.25% or in the case of US dollar advances, LIBOR + 2.25%. The Company has met all of the conditions precedent under the facility, and as at December 31, 2006 had drawn US $113,800,000.

The estimated future minimum debt payments under the facility are as follows:

2007     $ 65,418,166
2008     $ 45,317,222
2009     $ 22,982,306

e) Mining Development Trust Loan

	December 31	December 31	July 31
	2006	2005	2005

Mining Development Trust Loan	$4,078,554	$-	$-

Less: Current portion	2,039,268	-	-

	$2,039,286	$-	$-

On December 21, 1999, El Cubo entered into a credit agreement with the Mining Development Trust for an amount of US $7,000,000. On December 21, 2003, the loan was restructured to reflect an amended interest rate of LIBOR plus 650 basis points with monthly principal payments of US $145,833 to commence January, 2005. This loan is secured by a first priority mortgage over the rights deriving from El Cubo's mining concession rights, certain machinery and equipment of El Cubo and an industrial mortgage on buildings, machinery and equipment of El Cubo.

The estimated future minimum debt payments under the facility are as follows:

2007     $ 2,039,268
2008     $ 2,039,286

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

6. Obligations under capital lease and long-term debt (continued)

f) Nacional Financiera SNC

	December 31	December 31	July 31
	2006	2005	2005

Other debt	$40,463	$-	$-

Less: Current portion	40,463	-	-

	$-	$-	$-

On September 8, 2005, El Cubo received a loan from Nacional Financiera, S.N.C. of $107,100 (Ps 1,000,000), which was used to finance an energy-saving project. This loan is a non-interest bearing loan, with quarterly payments of Ps125,000 beginning on December 31, 2005, and as of December 31, 2006, the aggregate balance of the loan amounted to $40,463 (Ps 375,000).

The estimated future minimum debt payment under the facility is as follows:

2007    $ 40,463

g) Nacional Financiera SNC

	December 31	December 31	July 31
	2006	2005	2005

Other debt	$141,489	$-	$-

Less: Current portion	80,851	-	-

	$60,638	$-	$-

On September 8, 2005, El Cubo received a loan from Nacional Financiera, S.N.C. of $152,261 (Ps 1,498,628), which was used to finance an energy-saving project. This loan is a non-interest bearing loan, with quarterly payments of Ps 187,329 beginning on November 18, 2006.

The estimated future minimum debt payments under the facility are as follows:

2007     $ 80,851
2008     $ 60,638

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

7. Commitments and contingencies Option and joint venture agreements

a) Minera Fuerte Mayo, S.A. de C.V. ("Fuerte Mayo")/Compania Minera Brenda, S.A de C.V. ("Brenda")

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 was due to Fuerte Mayo upon the sale of the property to a third party. During the year ended July 31, 2005, in consideration for a consulting payment of $250,000 due for services rendered by Fuerte Mayo to the Company, Fuerte Mayo forgave the US $211,526 due upon the sale of the property to a third party.

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Brenda. The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time. During the year ended December 31, 2006, the Company paid Brenda US $40,000 (December 31, 2005 – $Nil and July 31, 2005 $Nil)

b) Compania Minera Global, S.A. de C.V. ("Global")

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global US $1,000,000.

A summary of the future commitments based on the above noted option and joint venture agreements at December 31, 2006 are set out in the following table:

Agreement	Consideration	Terms
Compania Minera Global, S.A. de C.V.	US $ 1,000,000	Upon sale of the related property
8% of net profits attributable to related mining
Compania Minera, Brenda, S.A. de C.V.	US $ 2,000,000
claims or upon sale of the related property
Compania Minera, Brenda, S.A. de C.V.	US $ 250,000	Upon a minimum proven reserve amount

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

7. Commitments and contingencies (continued)

c) Compania Minera Las Torres S.A. de C.V. ("Las Torres")

In September, 2004, the Company entered into a mining lease agreement with Las Torres. Pursuant to the agreement, the Company acquired the right to explore, develop and mine the Las Torres Gold-Silver property located in Guanajuato State, Mexico, for a five-year period, subject to renewal for a further five-year period. The annual lease payments total US $480,000 for the first year and US $720,000 for each year thereafter. The Company has provided a letter of credit in the amount of US $1 million in favour of the fulfilment of the terms and conditions as set forth in this mining lease agreement.

In addition, the Company is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above US $350 per gold ounce and US $5.50 per silver ounce, with a minimum monthly royalty of US $20,000. The royalty will gradually decrease to a 3.0% net smelter return for sales of gold and silver at or below US $300 per gold ounce and US $5 per silver ounce.

Pursuant to the mining lease agreement with Las Torres, minimum annual lease and royalty payment commitments for successive years approximate:

		Lease	Royalty
		Payments	Payments
		(US $)	(US $)

2007	.	$720,000	$240,000
2008		720,000	240,000
2009		720,000	180,000

		$2,160,000	$660,000

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

8. Employee future benefits

The Company accrues for employee future benefits for contract workers and employees in Mexico paid through an employment services company. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee's most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Under Mexican Labour Law, the Company also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause.

The reconciliation of the funded status of the defined benefit plans to the amounts recorded in the financial statements is as follows:

December 31, 2006	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	$316,701	$10,276	$326,977
Foreign exchange adjustment	(5,198)	(168)	(5,366)
Acquisition of Mexgold	2,034,436	1,006,586	3,041,022
Service cost	205,796	106,074	311,870
Interest cost	76,819	31,782	108,601
Actuarial (gain) loss	239,988	(99,946)	140,042

Balance at end of period	$2,868,542	$1,054,604	$3,923,146

Current benefit obligation:
Projected benefit obligation, end of period	$2,868,542	$1,054,604	$3,923,146
Actuarial gain (loss)	(269,134)	103,626	(165,508)

Total accrued liability	$2,599,408	$1,158,230	$3,757,638

Employee future benefit costs recognized during the year are as follows:

Employee future benefits expense:
Service cost	$205,796	$106,074	$311,870
Interest cost	76,819	31,783	108,602
Actuarial (gain) loss	20,006	4,544	24,550

Net expense for the period	$302,621	$142,401	$445,022

Significant assumptions used:
Discount rate	4.00%	4.00%	4.00%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

8. Employee future benefits (continued)

The reconciliation of the funded status of the defined benefit plans to the amounts recorded in the financial statements is as follows:

December 31, 2005	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	$230,724	$8,823	$239,547
Service cost	19,787	3,536	23,323
Interest cost	4,232	161	4,393
Actuarial (gain) loss	61,958	(2,244)	59,714

Balance at end of period	$316,701	$10,276	$326,977

Current benefit obligation:
Projected benefit obligation, end of period	$316,701	$10,276	$326,977
Actuarial gain (loss)	(49,972)	(879)	(50,851)

Total accrued liability	$266,729	$9,397	$276,126

Employee future benefit costs recognized during the year are as follows:

Employee future benefits expense:
Service cost	$19,787	$3,536	$23,323
Interest cost	4,232	161	4,393
Actuarial (gain) loss	42,371	4,807	47,178

Net expense for the period	$66,390	$8,504	$74,894

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

8. Employee future benefits (continued)

The reconciliation of the funded status of the defined benefit plans to the amounts recorded in the financial statements is as follows:

July 31, 2005	Pension	Seniority	Total
	benefit plans	premium	premiums

Projected benefit obligation:
Balance at beginning of period	$209,270	$4,462	$213,732
Service cost	23,927	4,624	28,551
Interest cost	9,417	201	9,618
Actuarial (gain) loss	519	11	530

Balance at end of period	$243,133	$9,298	$252,431

Current benefit obligation:
Projected benefit obligation, end of period	$243,133	$9,298	$252,431
Actuarial gain (loss)	(37,888)	(805)	(38,693)

Total accrued liability	$205,245	$8,493	$213,738

Employee future benefit costs recognized during the year are as follows:

Employee future benefits expense:
Service cost	$23,927	$4,624	$28,551
Interest cost	9,417	201	9,618
Actuarial (gain) loss	5,556	118	5,674

Net expense for the period	$38,900	$4,943	$43,843

Significant assumptions used:
Discount rate	4.50%	4.50%	4.50%

Rate of compensation increase	1.50%	1.50%	1.50%

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

9. Income taxes

The following table reconciles the expected income tax recovery (payable) at the statutory income tax rate to the amounts recognized in the consolidated statements of operations for the years ended December 31, 2006, December 31, 2005 and July 31, 2005.

	December 31	December 31	July 31
	2006	2005	2005

Net Loss	$30,291,430	$11,987,000	$19,797,000
Income Tax Rate	38%	38%	38%

Expected income tax recovery based on above rates	11,547,093	4,555,000	7,523,000
Effect of lower tax rates in foreign jurisdictions	(1,579,633)	-	-
Other non-deductible expenses	1,126,237	(113,100)	(399,960)
Adjustment for unrecorded losses	-	428,000	-
Effect of expiry of losses	-	(140,600)	-
Non-deductible stock option expense	(6,815,700)	(2,508,000)	(5,310,000)
Valuation allowance	(2,678,947)	(1,842,300)	(1,392,000)

Provision for income taxes	$1,599,050	$379,000	$421,040

The following reflects future income tax liabilities at December 31, 2006, December 31, 2005 and July 31, 2005

	December 31	December 31	July 31
	2006	2005	2005

Accounting value of mineral properties and related
deferred costs in excess of tax value	$114,607,688	$35,138,000	$26,508,000
Deductible share issue costs	(2,475,800)	(3,099,600)	(2,883,100)
Future employee benefits	(460,979)
Tax value of equity investment in excess of
accounting value	-	(316,900)	(356,800)
Accounting value of foreign denominated debt
in excess of tax value	384,700	656,700	480,700
Non-capital losses carried forward	(43,119,752)	(35,389,900)	(24,245,600)
	68,935,857	(3,011,700)	(496,800)

Valuation allowance	13,213,686	10,347,700	8,617,800

Future income tax liabilities recognized	$82,149,543	$7,336,000	$8,121,000

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

9. Income taxes (continued)

The Company has tax loss carryforwards expiring in the following years:

	Canada	United States	Mexico	Total

2006	$-	$-	$-	$-
2007	249,930	-	-	249,930
2008	861,250	-	-	861,250
2009	2,979,351	-	-	2,979,351
2010	-	-	1,547,790	1,547,790
2011	-	-	49,181	49,181
2012	1,461,209	-	5,601,632	7,062,841
2013	5,523,818	-	15,711,660	21,235,478
2014	6,137,892	-	24,660,167	30,798,059
2015	4,089,216	-	60,682,147	64,771,363
2016	-	-	19,037,348	19,037,348
2026	6,283,192	-	-	6,283,192

	$27,585,858	$-	$127,289,925	$154,875,783

10. Capital stock

a) Authorized:

Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class "A" preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class "B" preferred shares, redeemable at their paid-in value.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

10. Capital stock (continued)

Issued and outstanding:

		Number of
		Common	Ascribed
		Shares	Value

Balance, July 31, 2004		56,676,724	$98,642,382

Issued during the year ended July 31, 2005
For cash pursuant to private placement		15,715,000	110,005,000
For cash pursuant to exercise of share purchase options		994,800	2,274,230
Less share issue costs		-	(6,856,027)

Balance, July 31, 2005		73,386,524	$204,065,585

Issued during the five month period ended December 31, 2005
For cash pursuant to exercise of share purchase options		2,983,700	9,836,838
Fair value of options exercised		-	5,072,000

Balance, December 31, 2005		76,370,224	$218,974,423

Issued in connection with acquisition of Mexgold Resources Inc.		21,838,033	308,571,406
For cash pursuant to exercise of share purchase options		2,995,555	10,909,629
For cash pursuant to exercise of warrants		942,296	5,102,459
Fair value of warrants exercised		-	3,579,211
Fair value of options exercised		-	3,930,210

Balance, December 31, 2006		102,146,108	$551,067,338

b) Contributed Surplus
December 31		December 31	July 31
	2006	2005	2005

Contributed surplus at beginning of year	$20,255,279	$18,728,309	$3,971,222

Options issued in connection with Acquisition
of Mexgold Resources Inc.	57,200,050	-	-
Add: Stock option expense for the year	13,448,785	6,598,970	14,757,087
Deduct: Fair value of options exercised	(7,509,421)	(5,072,000)	-

Contributed surplus at end of year	$83,394,693	$20,255,279	$18,728,309

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

10. Capital stock (continued)

c) Stock options

The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 22,500,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

The increase of the Corporation's Stock Option Plan for directors, officers, employees and consultants by 3,000,000 common shares was approved at the Annual and Special Meeting of the Shareholders held on May 10, 2006. During 2005, the Company had granted 2,555,000 options to directors, officers, employees and consultants, and upon approval at the Annual and Special Meeting of the Shareholders held on May 10, 2006, the options vested. As a result $13,448,785 (December 31, 2006 - $6,614,408 and July 31, 2005 - $13,974,680) was included in general and administrative costs in 2006.

On August 8, 2006, the Company acquired all of the issued and outstanding common shares and options of Mexgold Resources Inc. by way of a plan of arrangement under the Business Corporations Act (Ontario). Under the terms of the transaction, each Mexgold shareholder, option and warrant holder other than Gammon Lake received 0.47 of a Gammon Lake common share in exchange for each Mexgold common share. Gammon Lake Resources Inc. issued 21,838,033 common shares and up to an aggregate of 5,512,997 common shares to the holders of Mexgold common share and option holders upon exercise, respectively. Mexgold warrants will be exercisable to acquire up to an aggregate of 186,120 Gammon Lake common shares.

The fair value of the options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	December 31	December 31	July 31
	2006	2005	2005

Dividend yield	0%	0%	0%
Expected volatility	43.82%	41.89%	53.00%
Risk free interest rate	3.93%	3.90%	3.47%
Expected life	5 years	5 years	5 years
Weighted average fair value	$ 4.48	$ 2.98	$ 3.09

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

10. Capital stock (continued)

Options

	December 31, 2006		December 31, 2005
	Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	9,032,000	$4.75	11,389,500	$4.16
Granted	2,555,000	$9.05	620,000	$9.05
Issued in connection with acquisition
of Mexgold Resources Inc.	5,512,997	$5.40	-	$-
Expired	(64,100)	$(7.90)
Exercised	(2,995,555)	$(3.64)	(2,977,500)	$(3.28)

Outstanding, end of period	14,040,342	$6.30	9,032,000	$4.75

Options exercisable, end of period	12,756,677	$5.97	8,587,000	$4.56

			July 31, 2005
			Weighted Average
			Shares	Exercise Price

Outstanding, beginning of period			9,892,300	$3.44
Granted			2,512,000	$6.27
Issued in connection with acquisition
of Mexgold Resources Inc.			(20,000)	$(5.45)
Expired
Exercised			(994,800)	$(2.29)

Outstanding, end of period			11,389,500	$4.16

Options exercisable, end of period			9,373,500	$3.71

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

10. Capital stock (continued)

During the year ended December 31, 2006, Employees, Consultants, Officers and Directors of the Company exercised 2,995,555 options for total proceeds of $10,909,629. Set forth below is a summary of the outstanding options to purchase common shares as at December 31, 2006.

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	average
		average	remaining		Weighted
	Number	exercise	contractual life	Number	average
Option Price	outstanding	price	(yrs)	exercisable	exercise price

$ 1.01 - $ 1.50	1,633,250	$ 1.06	1.04	1,633,250	$ 1.06

$ 2.51 - $ 3.00	1,524,000	$ 2.60	1.51	1,524,000	$ 2.60

$ 4.51 - $ 5.00	4,700	$ 4.89	2.85	4,700	$ 4.89

$ 5.01 - $ 5.50	2,829,615	$ 5.44	2.42	2,640,606	$ 5.45

$ 5.51 - $ 6.00	1,612,100	$ 5.68	2.10	1,612,100	$ 5.68

$ 6.01 - $ 6.50	1,615,000	$ 6.12	3.09	1,615,000	$ 6.12

$ 6.51 - $ 7.00	321,100	$ 6.59	3.43	224,969	$ 6.60

$ 7.01 - $ 7.50	235,000	$ 7.45	2.19	235,000	$ 7.45

$ 7.51 - $ 8.00	50,000	$ 7.94	2.36	50,000	$ 7.94

$ 9.00 - $ 9.50	470,000	$ 9.05	3.84	470,000	$ 9.05

$ 9.51 - $10.00	90,000	$10.00	3.11	90,000	$10.00

$10.01 - $10.50	555,000	$10.49	4.96	375,500	$10.49

$10.51 - $11.00	3,100,577	$10.64	4.12	2,281,552	$10.64

Totals	14,040,342			12,756,677

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

10. Capital stock (continued)

d) Compensation Warrants

During the year ended July 31, 2005, 314,300 compensation warrants were granted to agents as part of the private placement and were expensed based on the fair value of the warrants on the date granted. As a result, $782,607 was recorded as share issue costs with a corresponding credit to contributed surplus. The fair value of the warrants granted was calculated using the Black-Scholes option pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	62.00%
Risk free interest rate	2.88%
Expected life	2 years

A total of 942,296 broker warrants were exercised during the year for total proceeds of $5,102,459. As a result, $3,579,211 representing the fair value of the broker warrants was recorded as capital stock with a corresponding credit to share issue costs. As at December 31, 2006, there are no remaining broker warrants outstanding.

11. Loss per share

Loss per share is calculated based on the weighted average number of shares outstanding during the year ended December 31, 2006 of 88,025,714 (December 31, 2005 – 73,831,114 and July 31, 2005 – 66,002,431)

Diluted earnings (loss) per share is based on the assumption that options under the stock option plan and warrants have been exercised on the later of the beginning of the year and the date granted. The diluted weighted average number of shares for the year ended December 31, 2006, December 31, 2005 and July 31, 2005 were not presented, as all factors are anti-dilutive.

12. Related party transactions

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of workers in our Mexican operations, and pays a mark-up of cost plus 12.5%. The total costs paid to the company for the provision of workers plus the mark-up of cost was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Management fees	$-	$150,737	$278,440
Mining interests & production costs	26,429,650	4,831,617	4,392,431

	$26,429,650	$4,982,354	$4,670,871

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

12. Related party transactions (continued)

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision of mine consumables. The Company believes these costs are at fair market value. The total costs paid to the company for the provision of mine consumables was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Production costs	$3,450,322	$-	-

The Company paid or has payable the following amounts to directors for services other than in their capacity as directors, and companies controlled by or related to directors. The Company also pays a third party company related to a director for the provision and construction of production and support facilities. The Company believes these costs are at fair market value. The total costs paid to the company for the provision and construction of production and support facilities was:

	Twelve months	Five months	Twelve months
	ended	ended	ended
	December 31	December 31	July 31
	2006	2005	2005

Capital Assets	$1,027,977	$-	$-

13. Financial instruments

The Company's financial instruments consisted of cash and cash equivalents, restricted cash, receivables, payables and accruals, long term debt and capital leases. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company's receivables and payables are denominated in Mexican Pesos and the Company's long term debt is denominated in United States dollars. Balances are translated at the period end based on the Company's accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company's earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not enter into derivative financial instruments to mitigate the foreign exchange risks related to the foregoing items.

The Company estimates that the fair value of its cash and cash equivalents, restricted cash, receivables, and payables and accruals approximate the carrying value of the assets and liabilities. The Company has calculated the fair value of its long term debt and such fair value approximates the carrying value of the debt as disclosed in Note 6.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

14. Supplemental cash flow information
	December 31	December 31	July 31
	2006	2005	2005
Change in non-cash working capital:
Receivables	$(500,309)	$(4,119,204)	$(2,779,637)
Prepaids	(504,766)	657,608	(831,027)
Inventory - Supplies	(5,295,954)	(2,056,963)	-
Inventory - Ore	(37,034,315)	-	-
Payables and accruals	13,488,547	6,942,968	(429,499)

	$(29,846,797)	$1,424,409	$(4,040,163)

Supplemental information
Interest paid	$5,061,528	$242,845	$-
Income taxes paid	-	-	-

Non-cash transactions
Acquisition of assets under capital lease	$5,722,736	$2,810,844	$-

Loan to shareholder pursuant to exercise
of share options	$14,468	$2,725,000	$-

Cash and equivalents
Cash	$4,747,815	$6,701,543	$13,752,796
Temporary money market instruments	-	-	21,647,553

	$4,747,815	$6,701,543	$35,400,349

Temporary money market instruments consisted of commercial paper with terms of less than 30 days, having rates between 2.46%-2.48%. The loan to shareholder pursuant to the exercise of share options is unsecured, non-interest bearing with no set terms of repayment. The loan was subsequently received in February, 2006.

15. Comparative figures

Certain of the comparative figures for December 31, 2005 have been reclassified to conform with the financial statement presentation adopted for December 31, 2006.

Gammon Lake Resources Inc.
Notes to the Consolidated Financial Statements
December 31, 2006

16. Segmented information

On August 8, 2006, the Company acquired all the issued and outstanding common shares and options of Mexgold Resources Inc. (Note 3). With the acquisition of Mexgold Resouces, the Company acquired the El Cubo mine resulting in a separate reportable segment from Ocampo and Other operations.

Operating results by segment:

	December 31, 2006
	Revenue		Amortization		Income (Loss)
	From	Production	Refining	and		Before
	Production	Costs	Costs	Depletion	Other	Other Items
Operating Segments
Ocampo	$ 53,527,140	$ 30,157,684	$ 388,632	$ 11,061,961	$ 2,233,448	$ 9,685,415
El Cubo	19,297,723	12,859,327	207,250	9,884,598	462,197	(4,115,649)
Corporate and other	-	-	-	318,226	29,328,721	(29,646,947)

Total	$ 72,824,863	$ 43,017,011	$ 595,882	$ 21,264,785	$ 32,024,366	$ (24,077,181)

Total assets by segment:
						December 31
						2006
Operating Segments
Ocampo						$ 397,682,176
El Cubo						432,776,015
Corporate and other						4,783,347

Total						$ 835,241,538

17. Subsequent events

Subsequent to year end, 2,948,355 options were exercised by employees, consultants and directors for total proceeds of $26,436,444.